November 8, 2005

By Facsimile and U.S. Mail

James G. Swensen, Jr.
Swensen & Andersen PLLC
136 South Main Street, Suite 318
Salt Lake City, Utah 84101

	Re:	ITEC Attractions
		Schedule 13E-3
		Preliminary Information Statement on Schedule 14C
		Filed October 7, 2005

Dear Mr. Swensen:

	We have the following comments on the above-referenced filing.
Note that we have limited our review to issues related to Rule
13e-3:

Preliminary Information Statement on Schedule 14C

General
1. Your Schedule 13E-3 contains important information that is not included in the information statement, including, but not limited to certain background information related to the offer and other offers to the company, the lack of certain procedural safeguards, and information with respect to the financial advisor. Revise the document to be disseminated to security holders to include all information disclosed in response to the Schedule 13E-3 Items, or tell us why you think the information is not material.

Letter to Security Holders
2. Revise the letter to disclose the consideration to be paid per share in the reverse split.

Summary Term Sheet, page 6
3. Revise the summary term sheet to briefly describe all material terms of the transaction. For example, disclose each filing person`s fairness determination and summarize their conflicts of interest.
4. We note that the transaction is being financed, in part, with two
loans. Summarize the terms of the loans and revise an appropriate section of the document to briefly describe any plans or arrangements to finance or repay the loans, or state that there are no plans as to
repayment.  File the loan agreements exhibits to the Schedule 13e-
3
as required by Item 1016(b) of Regulation M-A and Item 16 of Schedule
13e-3.

Special Factors, page 7
5. Revise an appropriate section of the document to provide a background section which describes all meetings, negotiations, contacts, etc. among board members, management and/or the filing persons. Identify the participants in and initiator of each meeting or contact. Disclose the date of each meeting or contact and revise your discussion of meetings to describe the content of those discussions to give readers a better sense of how this transaction evolved. Please note that while the following list is not intended to be exhaustive, the points noted below provide examples of disclosure that should be revised to disclose the following:

- who first proposed the possibility of going private and the date this occurred
- the date when management contacted Houlihan for advice concerning the financial terms of the transaction
- when the board approved and recommended the proposed merger
- whether the board considered forming a special committee to negotiate the transaction, and
- who participated in the discussions regarding the terms of the proposed reverse split and when those discussions occurred.

   Basic Terms, page 7
6. In the second paragraph of this section you state how you intend to treat persons who hold their shares in street name. Is it possible that a nominee could hold enough shares so that a security holder may not be cashed out in the transaction? Revise this section to state whether security holders will definitely receive cash, or if it is necessary for holders to take additional steps to be certain of their treatment in this transaction.

   Determination by the Board of Directors, page 10
7. Revise to clarify, if true, that the board determined that the transaction is procedurally and substantively fair to the unaffiliated security holders.
8. Item 1014(a) of Regulation M-A requires that each filing person make a fairness determination solely with respect to the unaffiliated security holders. Revise the disclosure throughout the document to clarify that each filing person has made a fairness determination with respect to unaffiliated security holders alone, rather than with respect to all of your shareholders or your shareholders and the company, as stated on page 10.

Determination by the Principal Group and "Filing Persons", page 10
9. Revise to clarify that the Paul Bluto and L. Ann Bluto are filing persons. Clarify, if true, that they continue to believe the transaction is procedurally and substantively fair to the unaffiliated security holders.
10. We note that the filing persons adopt the findings of the board;
however, the board`s determination does not address all factors in Instruction 2 to Item 1014 of Regulation M-A. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. If a filing person did not consider one or more of the factors material or relevant to its determination, state that and explain why the factor(s) were not deemed important or relevant.
See Q&A No. 20 of Exchange Act Release No. 17719 (April 17, 1981). A filing person cannot insulate itself from liability by relying upon another`s analyses which, by their terms, do not comply with the specific disclosure requirements of Schedule 13E-3. See Item 1014(b)
of Regulation M-A and Q&A Nos. 5 and 21 of Exchange Act Release
No.
17719.  Please revise the document accordingly.
Summary of the Factors Reviewed to Determine Fractional Share Purchase Price, page 10
11. We note that Houlihan provided at least three separate fairness opinions to the company. Each presentation, discussion or report by the financial advisor during the course of the meetings you describe must be summarized in considerable detail and filed as exhibits pursuant to Item 9 of Schedule 13E-3. This applies to oral as well as written reports and preliminary as well as final reports. Revise to summarize each report prepared by Houlihan and file each report as an exhibit to the Schedule 13E-3. In addition, please revise to provide all Item 1015 information with respect to Houlihan, such as the process by which they were selected, their expertise, etc.

Factors Considered by Our Board of Directors in Approving the
Reverse
Stock Split, page 11
12. As noted above, generally, the factors outlined in Instruction
2
to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for shareholders. Revise to address each factor in Instruction 2 to Item 1014 or explain why the board determined that the factors were not material. See Q&A No. 20 of Exchange Act
Release No. 17719 (April 13, 1981).
13. In describing the board`s consideration of historical market prices, explain what consideration the board gave to the fact that your stock traded at $0.52 per share, twice the consideration in this offer, during the first quarter of 2005.
1.
14. Revise to disclose the filing persons` procedural fairness determination. In doing so, explain why the board believes the transaction is procedurally fair despite the absence of the safeguards identified in Item 1014(c)-(e). See Q&A No. 21 in Exchange Act Release No. 17719 (April 13, 1981). Provide similar disclosure for each of the other filing persons, to the extent they do not adopt the board`s procedural fairness determination.
15. Revise the section addressing cost savings to quantify the direct and indirect cost savings expected to be realized as a result of the transaction, including expected future cost increases.
16. Revise to disclose the unrealized benefits discussed at the top of page 12.

Factors Disfavoring the Reverse Stock Split, page 13
17. Revise to clarify what procedural safeguards exist in this transaction.

Effects of the Reverse Stock Split on the Company, page 14
18. Revise the discussion here to separately state the effects of the transaction on the affiliated and unaffiliated security holders and on the company as required by Item 1013(d) of Regulation M-A. Include a description of the benefits and detriments as required by
Instruction 2 of Item 1013 of Regulation M-A.
19. Revise to disclose the change in the affiliates` interest in net book value and net earnings, as required by Instruction 3 of Item 1013 of Regulation M-A.
20. As the Schedule 13E-3 has been filed by the company, Paul Bluto and L. Ann Bluto, revise this section and throughout the document to clarify to whom you refer when you use the term "we." Note that each filing person must provide all disclosure required by Schedule 13E-3, including disclosure of each filing person`s purpose for undertaking the transaction and for doing so at this time, each filing person`s plans with respect to the company, etc. Confirm that you have provided all disclosure required by Schedule 13E-3 in this regard or revise the document accordingly.

Appraisal Rights, page 16
21. We note your use of the term "certain" in the concluding paragraph. Revise the concluding paragraph on page 17 to clarify that you have disclosed all material terms of the dissenters` rights provisions of applicable Nevada law. In addition, revise the heading and disclosure in the "Certain Material Federal Income Tax Consequences" section accordingly.


Financial Statements and Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 24
22. It is unclear if you have provided all financial information required by Item 1010 of Regulation M-A, including the book value per share and the ratio of earnings to fixed charges for the periods indicated. In addition, it appears that the financial information should be revised to include information as of the most recent quarter completed. Please revise or advise.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management and the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Please note that Rule 14c-5(e) requires you to file a revised preliminary information statement that is marked to show changes. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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James G. Swensen, Jr.
November 8, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE


James G. Swenson, Jr.
November 8, 2005
Page 4